

July 6, 2012

<u>Via E-mail</u>
Richard A. Smith
Chairman of the Board of Directors, President and Chief Executive Officer
Domus Holdings Corp.
One Campus Drive
Parsippany, New Jersey 07054

> **Re: Domus Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed June 8, 2012**
> **File No. 333-181988**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with copies of all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available. Please note that the material is being provided pursuant to Rule 418 of the

Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

3.   Please include the names of the lead underwriters in your next amendment or advise. Depending on your response, if you do not include the names of the lead underwriters in the next amendment, we may suspend our review of the filing until the names of the lead underwriters have been disclosed.

4.   We note your disclosure of pro forma balance sheet data on page 9 of your filing. Please revise your filing to include pro forma financial statements in the form required by Article 11 of Regulation S-X. Please include separate columns for the adjustments and footnotes explaining how the adjustments were calculated.

5.   We note that you anticipate conducting a reverse stock split prior to the completion of the offering. Please tell us if the reverse split is effective. Also, confirm that you will retroactively restate your financial statements to reflect the reverse split when effective.

Prospectus Summary, page 1

6.   You indicate that you have reduced your "operating cost base" by approximately $500 million since 2005. Please define your use of the term "operating cost base."

Our Strengths, page 5

7.   You discuss your strengths in detail in this summary but only briefly note some risks on page 7. Please revise to balance your disclosure by also discussing your net losses, negative equity, the dilution due to prior prices paid by current investors and the convertible note holders, and any other material negative aspects of your business and operations. Regarding the convertible notes, please highlight, here, the conversion price and the effective registration statement covering the resale of shares underlying the convertible notes.

Summary Historical Consolidated Financial Data, page 9

8.   Please amend to present 'Net cash used in investing activities' and 'Net cash flow provided by (used in) financing activities' when you present 'Adjusted free cash flow.' Please refer to Item 10(e) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation 102.06.

Use of Proceeds, page 39

9.   Please revise to provide the disclosure requested by Instruction 4 to Item 504 of Regulation S-K for the "certain outstanding indebtedness" that you will repay or redeem with the proceeds of this offering.

Operating Statistics, page 46

10.   Please tell us why you excluded "non-standard incentives" from the net effective royalty rate and if the annual volume incentives referenced on page 48 are reflected in the rate figures.

11.   Please tell us the significance, if any, of the rate obtained by dividing the gross commission income per side by the average homesale price and explain why such rate is different from the average homesale brokerage commission rate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Key Drivers of Our Business, page 53

12.   Please clarify the significance and relevance of the table illustrating the EBITDA impact on hypothetical changes in your homesale sides or average prices. Also, clarify whether it is reasonably possible for such figures to change while all else remained constant.

Results of Operations, page 55

Three Months Ended March 31, 2012 vs. Three Months Ended march 31, 2011, page 55

Company Owned Real Estate Brokerage Services, page 58

13.   If your commission expenses increased at a higher rate than your revenues, please discuss the reason for such divergence.

Relocation Services, page 58

14.   Please revise to elaborate on how the increased initiations and referrals resulted in a $4 million increase in operating cost but only a $1 million increase in revenues.

Title and Settlement Services, page 58

15.   Please revise to discuss the reason for the average price decrease and its impact on your revenues despite the significant increase in volume. If the volume increase caused a greater increase in operating cost than in revenues, please discuss this experience.

Liquidity and Capital Resources, page 67

16.   We note the amounts of cash flows used in operating activities, dividends paid, and return of capital to members for the fiscal years ended December 31, 2011 and 2010 in the statements of cash flows of PHH Home Loans LLC and Subsidiaries on page F-95. Please tell us the genesis of the dividends given that your venture did not generate cash flows from operations for such periods, and explain your consideration of these dividends as a continuing source of your cash flows. Also, please confirm if you were a recipient of the return of capital to members of PHH; tell us where these cash inflows, if applicable, are included in your statements of cash flows and your basis for their classification.

Contractual Obligations, page 80

17.   We note your significant outstanding indebtedness as of March 31, 2012. Please amend to include disclosure of your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary, as such additional information would appear to be material to an understanding of your ongoing cash requirements. Refer to footnote 46 of SEC Interpretive Release 33-8350.

Business, page 86

Attractive cash flow generation characteristics, page 90

18.   Please revise to explain how the NOLs of $2.1 billion will impact your cash flow.

Legal Proceedings, page 104

Real Estate Business Litigation, page 105

19.   Please tell us how your disclosure and accounting regarding your legal and regulatory proceedings complies with ASC 450. Specifically, tell us how you determined that it was appropriate to offset the amount of loss accrued with expected contributions from insurance carriers related to *Frank K. Cooper Real Estate #1, Inc. v. Cendant Corp. and Century 21 Real Estate Corporation*. Tell us if the contributions have been received or, if not, how you determined the probability of realizing these contributions.

20.   Given that on June 5, 2012 you entered into a memorandum of understanding listing the principal terms of a proposed settlement in the proceeding *Larsen, et al. v. Coldwell Banker Real Estate Corporation, et al.*, please tell us how you determined that the range of reasonably possible losses for which you were able to estimate, did not have a low-end greater than $0.

Apollo Management Fee Agreement, page 136

21.   Please clarify if Apollo Management will be entitled to the fees mentioned in the second paragraph. If so, please quantify such fee.

Description of Indebtedness, page 139

22.   You have discussed the existence of covenants and the limitations they may impose on your operations and financing, including the senior secured leverage ratio. Given your significant indebtedness, please clarify if there are any other financial covenants you believe may materially impact your operations or financing, and, if so, expand your disclosure to discuss the significant terms.

Events of Default, page 142

23.   Please provide more detail on the cross-default provisions of the indenture.

Other Relationships, page 162

24.   Please revise your disclosure to identify each underwriter having a material relationship with you and disclose any actual historical investment banking and commercial dealings between the underwriters and the company or its affiliates. Refer to Item 508 of Regulation S-K.

Consolidated Financial Statements for the years ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements, page F-39

2. Summary of Significant Accounting Policies, page F-40

Impairment of Goodwill, Intangible Assets and Other Long-Lived Assets, page F-43

25.   You state on page 53 that due to the prolonged downturn in the residential real estate market, a significant number of franchisees have experienced operating difficulties. You also state on page F-43 that you determined that there was no impairment of your unamortized intangible assets. Please provide us with a detailed analysis of your 2011 impairment test regarding the Real Estate Franchise Services franchise agreement with NRT; discuss the valuation methods and significant assumptions you used to determine the fair value of the asset.

4. Intangible Assets, page F-46

26.   We note that you amortize certain customer relationships over 20 years. Please tell us how you determined the appropriateness of such useful life.

10. Income Taxes, page F-58

27.   We note that you increased your valuation allowance by approximately $200 million for the fiscal year ended December 31, 2011. In light of your continuing losses and the state of the real estate market, please tell us in greater detail how you determined the amount

of your valuation allowance; discuss the positive and negative evidence you considered in your analysis and cite the guidance that you relied upon.

12. Stock-Based Compensation, page F-62

Phantom Value Plan, page F-63

28.   Please explain in greater detail what the "Incentive Awards" consist of, how you determined the value of the $22 million of the awards granted on January 5, 2011, and how you account for the awards.

Exhibits

29.   We note that you intend to file certain exhibits by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file the legal opinion with the next amendment, please provide a draft copy for us to review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney Advisor

cc: Stacy Kanter